                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of February 2001

                            PARADIGM GEOPHYSICAL LTD.
                 (Translation of Registrant's Name into English)

   SHENKAR STREET 9, GAV YAM CENTER NO.3, P.O.B. 2061 HERZLIA B, ISRAEL 46120
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes........ No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

The Company's announces that its stock will commence trading on the Tel Aviv Stock Exchange on February 19, 2001 under the recently released dual listing regulations which permit Israeli-domiciled companies listed on a United States national stock market to be dual listed on the Tel Aviv Stock Exchange under the reporting and regulatory requirements of the stock's primary market.

SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PARADIGM GEOPHYSICAL LTD.
                                        (Registrant)



                                        By:  /s/   Jonathan Keller
                                             ------------------------------
                                                   Jonathan Keller
                                                   Company Secretary

Dated:  19 February, 2001